UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date June , 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

June 26, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS ADOPTED AT ITS EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

Today, at the extraordinary General Shareholders' Meeting of Bancolombia, the following resolutions were adopted by the required votes:

1.	Appointment of Board Members for the period July 2024 – March 2026.
2.	Approval of additional fees for Bancolombia’s External Auditor.
3.	Approval of Appointment Rules for Board Members.
4.	Approval of Bylaws amendment.

The details of the resolutions approved by the shareholders can be accessed at the following link in our website: https://www.grupobancolombia.com/investor-relations/information-interest/shareholders-meetings.

The management of the Company confirms that the necessary processes and authorizations were completed to carry out the General Shareholders´ Meeting.

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Contacts
Julian Mora	Jose Humberto Acosta	Catalina Tobón Rivera
Corporate VP	Financial VP	IR Manager
Tel.: (57 604) 4042436	Tel.: (57 601) 4885934	Tel.: (57 601) 4885950